Exhibit 99.1

Babylon Reports Another Strong Quarter Ahead of Consensus Estimates with Revenue Growth of 3.9x and 45 ppts Adjusted EBITDA Margin Improvement
•Third quarter revenue grew 3.9x year-over-year to $288.9 million
•U.S. value-based care members grew by 171% year-over-year, including 285% growth in Medicare membership
•Adjusted EBITDA Margin of (18.8)% for the quarter (equivalent to $(18.1) million Adjusted EBITDA per month), a 45 percentage points improvement year-over-year, reflecting successful execution of cost reduction actions
•Partnering with Ambetter Health to provide digital-first value-based care services to Commercial Exchange members across 6 U.S. states from January 2023, as well as extending key partnership with Bupa in the UK to cover 2.3 million customers
•Members enrolled in integrated behavioral health programs experienced a more than 50% reduction in depression and anxiety burdens, which is a leading indicator for reduced claims expense
•Increasing full year 2022 revenue guidance to $1.05 billion to $1.1 billion and reiterating Adjusted EBITDA guidance of $(270.0) million or less
•Completed $80 million private placement and announced intention to sell IPA business in California in early 2023. Together this is expected to fund Babylon to profitability
AUSTIN, TEXAS & LONDON, UK – November 10, 2022 – Babylon Holdings Limited (NYSE: BBLN) (“Babylon”) today announced its financial and operating results for the third quarter ended September 30, 2022.

“I am truly thankful to our teams for delivering such strong third quarter results, ahead of consensus estimates across key metrics including both revenue and Adjusted EBITDA,” said Ali Parsa, CEO and Founder of Babylon. “We have achieved almost 4x revenue growth to $289 million, and an Adjusted EBITDA Margin of (19)%, which is a strong year-on-year improvement of 45 ppts. In Q3, we expanded key partnerships across the UK, Rwanda and APAC and added approximately 10,000 new Medicare members in the U.S. Open enrollment has also begun for our important new Ambetter contracts for commercial members across 6 U.S. states. This shows the scalability of our digital-first integrated primary care platform for population health management.”

David Humphreys, Chief Financial Officer, added, “Babylon has delivered another strong financial performance in the third quarter of 2022, delivering revenue and Adjusted EBITDA results that are both ahead of consensus estimates and place us comfortably on track to meet our Adjusted EBITDA target for the year and exceed our previously announced revenue target. We also closed a fully subscribed $80 million private placement, which when added to our cash balance at September 30 provides aggregate cash availability of $190 million, and announced plans to sell our IPA business in California, which we expect to provide sufficient capital for Babylon’s funding requirements through profitability.”
Third Quarter Financial Results
Comparison of the following financial results for the three months ended September 30, 2022, compared to the three months ended September 30, 2021:
•Total revenue was $288.9 million compared to $74.5 million, a 3.9x year-over-year increase of $214.4 million. This was primarily due to the growth in value-based care (“VBC”) revenue, which increased by 380% year-over-year to $267.7 million in Q3 2022, and was driven especially by a 285% year-over-year growth in Medicare membership.
•Loss for the period totaled $89.9 million, or a 31.1% Loss for the Period Margin, compared to Loss for the period of $66.0 million, or a 88.6% Loss for the Period Margin, in the third quarter of 2021. Loss for the Period Margin improved this quarter by 57 percentage points.
•Claims expense increased year-over-year, from $51.3 million in Q3 2021 to $264.3 million in Q3 2022. Our Medical Margin, which is defined as one minus Claims expense as a percentage of our VBC revenue, improved from 0.9% in the first half of 2022 to 1.3% in Q3 2022. This is within the context that the majority of our VBC revenue comes from contracts which are less than one year old, and we are still in the early stages of seeing the benefits of our capabilities among our members.
•Clinical care delivery expense increased slightly year-over-year, from $17.0 million in Q3 2021 to $18.5 million in Q3 2022 but decreased significantly as a percentage of revenue from 22.9% to 6.4%, demonstrating operational leverage across our network.
•Adjusted EBITDA totaled $(54.3) million, an (18.8)% Adjusted EBITDA Margin, compared to $(47.5) million Adjusted EBITDA, or (63.7)% Adjusted EBITDA Margin, in the third quarter of 2021, which is equivalent to $(18.1) million per month and a year-over-year improvement of 45 percentage points. This was driven by successful execution of cost reduction actions expected to deliver up to $100 million in yearly savings.
Adjusted EBITDA, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin are non-IFRS measures. An explanation of non-IFRS measures, a reconciliation of Adjusted EBITDA to the most comparable IFRS measure, Loss for the period, and the calculations of IFRS Loss for the Period Margin, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin, have been provided at the end of this press release.
Recent Highlights
•U.S. VBC membership grew 2.7x year-on-year to a total of approximately 271,000 U.S. VBC members as of September 30, 2022. The breakout of U.S. VBC Members by health insurance program type is shown below:

% of Total U.S. VBC Members:	December 31, 2020	December 31, 2021	September 30, 2022
Medicaid	88%	84%	77%
Medicare	12%	7%	17%
Commercial	—	9%	6%
Total U.S. VBC Members[1]	66,000	167,000	271,000
•In July 2022, Babylon launched a new VBC contract covering approximately 10,000 Medicare Advantage members in New Mexico, furthering the diversification of our VBC portfolio. This quarter, Medicare and commercial populations made up 44% of VBC revenue.
•Babylon partnered with Ambetter to expand its digital-first Commercial Exchange product with Babylon across 6 U.S. states. Babylon will provide VBC services to commercial members through a digital-first product from January 2023.
•Babylon expanded key partnerships across the UK, Rwanda and APAC:
◦In the UK, Babylon extended a partnership with Bupa for an additional three years to deliver digital health services to 2.3 million Bupa UK health insurance customers.
◦In Rwanda, Babylon launched an AI-triage symptom checker pilot across 5 public health centers.
◦In Vietnam, Babylon announced the launch of a digital-first health service for low-income communities in partnership with Population Services International (PSI).
•Babylon’s initiatives targeting specific high areas of claims expenses demonstrated success. For example, members enrolled in our integrated behavioral health programs experienced a more than 50% reduction in depression and anxiety burdens over the course of the program as measured by industry standard rating scales. This is a leading indicator for an overall reduction in claims expense across both medical and behavioral health categories.
1 Rounded to nearest thousand. “U.S. VBC Members” means individuals who are covered by one of our U.S. value-based care agreements with a health plan or healthcare provider. Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated fixed per member per month, or capitation, allocation. Total U.S. VBC Members for December 31, 2020 and December 31, 2021 as per Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022. VBC membership figures may include some estimates for lagging data provided by health plans and may be subject to true-ups and adjustments in the future.

•Babylon raised $80 million through a fully subscribed private placement of Class A ordinary shares to institutional investors, including entities affiliated with its two largest existing institutional investors, Kinnevik AB (publ) and VNV Global AB (publ).
•Babylon announced plans to sell Meritage Medical Network (“Meritage”), a network of approximately 1,800 physicians providing physical care in California with over $400 million in estimated 2022 revenue, in order to focus on its core business model through further investment in its digital-first contracts. Babylon has initiated a formal process for the sale of Meritage with a major investment bank acting as its financial advisor for the sale process. Together with the $80 million private placement completed this month, this is expected to provide sufficient capital for Babylon’s funding requirements through profitability.
•Babylon announced plans to complete a reverse share split in December 2022 and to recruit and appoint additional independent members of its Board of Directors. Babylon completed the conversion of its outstanding Class B ordinary shares to Class A ordinary shares in early November, resulting in an equity capital structure consisting entirely of Class A ordinary shares and the discontinuation of its dual class voting share structure.
•As part of its transition to U.S. domestic reporting company status, Babylon will, beginning January 1, 2023, cease to file reports with the U.S. Securities and Exchange Commission (the “SEC”) as a foreign private issuer, and begin complying with the SEC reporting requirements for a domestic issuer. Babylon will report its Q4 and 2022 year-end results under U.S. GAAP. Its full-year 2022 audited financial statements, prepared under U.S. GAAP, will be filed in an Annual Report on Form 10-K.
FY 2022 Financial Guidance
For the twelve months ending December 31, 2022, Babylon is updating its revenue guidance from $1.0 billion or greater to $1.05 billion to $1.1 billion. Babylon is reiterating its improved Adjusted EBITDA guidance for FY 2022 of $(270) million or less.

Babylon continues to target reaching profitability on an Adjusted EBITDA basis no later than 2025.

These statements are forward-looking and actual results may differ materially. Please refer to the Forward-Looking Statements safe harbor below for information on the factors that could cause our actual results to differ materially from these forward-looking statements. Babylon is unable to reconcile projected Adjusted EBITDA loss for 2022 to the most directly comparable IFRS measure, as we are not able to forecast Loss for the period on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect Loss for the period, including, but not limited to, changes in fair value of warrant liabilities, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict Loss for the period as the difference between the two measures is variable and may be significant.
Third Quarter 2022 Earnings Conference Call
Babylon will host a conference call to discuss third quarter 2022 results on November 10, 2022, at 8:00 a.m. Eastern Time. To participate in the Company’s live conference call and webcast, please dial (877) 407-7994 for U.S. participants, 0800 756 3429 for U.K. participants, or +1 215-268-9868 for international participants. Alternatively, you can visit the “News & Events” section of https://ir.babylonhealth.com/ to access the live webcast. On this page, you can also find a “Call me” link for instant telephone access to the event, which will be made active 15 minutes prior to the scheduled start time. A replay of the call will be available via webcast for on-demand listening shortly after the completion of the call, at the same web link, and will remain available for approximately 90 days.
Additional Notes
Adjusted EBITDA, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin are non-IFRS measures. An explanation of non-IFRS measures, a reconciliation of Adjusted EBITDA to the most comparable IFRS measure, Loss for the period, and the calculations of IFRS Loss for the Period Margin, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin, have been provided at the end of this press release.

Accompanying supplemental information will be posted to the Investor Relations section of Babylon’s website at https://www.babylonhealth.com.

About Babylon
At Babylon, our mission is to make quality healthcare accessible and affordable for every person on Earth. To this end we are building an integrated digital first primary care service that can manage population health at scale.

Founded in 2013, we are reengineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, we offer millions of people globally, ongoing, always-on care. And, we have already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve our mission by leveraging our highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Today, we support a global patient network across 15 countries, and operate in 16 languages. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5-star ratings from more than 90% of our users across all of our geographies. We are working to demonstrate how our model of digital first integrated primary care can be applied to manage the health of the population in different settings across Medicare, Medicaid, and commercial value based care contracts in the US and our primary care services in the UK.

Babylon is also working with governments, health providers, employers and insurers across the globe to provide them with a new digital-first platform that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.
Forward-Looking Statements
This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and ability to generate profits in the future; that we may require additional financing and our ability to obtain additional financing on favorable terms; our ability to sell the Meritage Medical Network/IPA business, including the timing of the sale and the sale price; the impact of our planned reverse share split on the price and trading market for our Class A ordinary shares; if we fail to comply with the NYSE’s continued listing standards and rules, the NYSE may delist our Class A ordinary shares; uncertainties related to our ability to continue as a going concern; our ability to successfully execute our planned cost reduction actions and realize the expected cost savings; the growth of our business and organization; risks associated with impairment of goodwill and other intangible assets; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; difficulty in hiring and retaining talent to operate our business; risks associated with our international operations, economic uncertainty, or downturns; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; risks associated with foreign currency exchange rate fluctuations and restrictions; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Table 1
Babylon Holdings Limited
Consolidated Statement of Profit and Loss and Other Comprehensive Loss
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Revenue:
Value-based care	267,686	55,715	758,359	122,107
Software licensing	7,168	7,983	22,299	52,228
Clinical services	14,044	10,764	40,048	28,898
Total revenue	288,898	74,462	820,706	203,233
Claims expense	(264,283)	(51,298)	(750,599)	(115,599)
Clinical care delivery expense	(18,505)	(17,038)	(64,081)	(44,874)
Platform & application expenses	(8,307)	(7,127)	(38,366)	(28,504)
Research & development expenses	(16,231)	(19,339)	(44,946)	(36,540)
Sales, general & administrative expenses	(57,439)	(42,166)	(183,718)	(118,771)
Impairment expense	(1,400)	—	(54,624)	—
Operating loss	(77,267)	(62,506)	(315,628)	(141,055)
Finance costs	(8,901)	(2,051)	(25,345)	(4,294)
Finance income	284	2	667	30
Change in fair value of warrant liabilities	1,143	—	17,509	—
Loss on settlement of warrants	(22)	—	(2,397)	—
Exchange loss	(4,848)	(396)	(12,645)	(487)
Net finance expense	(12,344)	(2,445)	(22,211)	(4,751)
Gain on sale of subsidiary	—	—	—	3,917
Share of loss of equity-accounted investees	—	(1,017)	—	(2,293)
Loss before taxation	(89,611)	(65,968)	(337,839)	(144,182)
Tax (provision) / benefit	(280)	(7)	(488)	2,486
Loss for the period	(89,891)	(65,975)	(338,327)	(141,696)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(102)	(159)	(2,360)	(226)
Other comprehensive loss for the period, net of income tax	(102)	(159)	(2,360)	(226)
Total comprehensive loss for the period	(89,993)	(66,134)	(340,687)	(141,922)
Loss attributable to:
Equity holders of the parent	(89,891)	(65,247)	(338,327)	(140,153)
Non-controlling interest	—	(728)	—	(1,543)
	(89,891)	(65,975)	(338,327)	(141,696)
Total comprehensive loss attributable to:
Equity holders of the parent	(89,993)	(65,406)	(340,687)	(140,379)
Non-controlling interest	—	(728)	—	(1,543)
	(89,993)	(66,134)	(340,687)	(141,922)
Loss per share
Net loss per share, Basic and Diluted	(0.23)	(0.08)	(0.88)	(0.17)
Weighted average shares outstanding, Basic and Diluted	390,526,607	815,587,500	386,606,557	824,429,412

Table 2
Babylon Holdings Limited
Consolidated Statement of Cash Flows
(Unaudited)

	For the Nine Months Ended September 30,
	2022	2021
	$’000	$’000
Cash flows from operating activities
Loss for the period	(338,327)	(141,696)
Adjustments to reconcile Loss for the period to net cash used in operating activities:
Share-based compensation	27,921	19,585
Depreciation and amortization	28,879	22,145
Impairment expense	54,624	—
Finance costs	25,345	4,294
Finance income	(667)	(30)
Change in fair value of warrant liabilities	(17,509)	—
Loss on settlement of warrants	2,397	—
Exchange loss	12,645	487
Taxation	488	(2,486)
Gain on sale of subsidiary	—	(3,917)
Share of loss of equity-accounted investees	—	2,293
	(204,204)	(99,325)
Working capital adjustments
Decrease / (increase) in trade and other receivables	7,410	(18,015)
Increase in trade and other payables	6,313	56,966
Net cash used in operating activities	(190,481)	(60,374)
Cash flows from investing activities
Development costs capitalized	(23,568)	(24,074)
Capital expenditures	(8,624)	(5,331)
Interest received	667	30
Proceeds from sale of investment in subsidiary	—	(13,835)
Payment for acquisition of subsidiaries	—	(5,000)
Purchase of shares in associates and joint ventures	—	2,213
Net cash used in investing activities	(31,525)	(45,997)
Cash flows from financing activities
Proceeds from issuance of notes and warrants	100,000	63,000
Payment of equity and debt issuance costs	(6,113)	(1,000)
Interest paid	(4,798)	(2,816)
Principal payments on leases	(4,321)	(2,677)
Other financing activities, net	(1,315)	(482)
Repayment of borrowings	—	(15,000)
Net cash provided by (used in) financing activities	83,453	41,025
Net increase in cash and cash equivalents	(138,553)	(65,346)
Cash and cash equivalents at January 1,	262,581	101,757
Effect of movements in exchange rate on cash held	(13,797)	721
Cash and cash equivalents at end of period	110,231	37,132

Table 3
Babylon Holdings Limited
Consolidated Statement of Financial Position
(Unaudited)

	September 30, 2022	December 31, 2021
	$’000	$’000
ASSETS
Non-current assets
Right-of-use assets	15,379	7,844
Property, plant and equipment	25,280	24,990
Goodwill	43,126	93,678
Other intangible assets	102,288	111,421
Total non-current assets	186,073	237,933
Current assets
Right-of-use assets	4,259	3,999
Trade and other receivables	29,922	24,119
Prepayments and contract assets	15,991	26,000
Cash and cash equivalents	110,231	262,581
Total current assets	160,403	316,699
Total assets	346,476	554,632
EQUITY AND LIABILITIES
EQUITY
Ordinary share capital	16	16
Share premium	927,935	922,897
Share-based payment reserve	111,095	80,371
Retained earnings	(1,176,313)	(837,986)
Foreign currency translation reserve	(2,387)	(27)
Total capital and reserves	(139,654)	165,271
Total equity	(139,654)	165,271
LIABILITIES
Non-current liabilities
Loans and borrowings	270,264	168,601
Contract liabilities	46,471	70,396
Lease liabilities	15,988	8,442
Deferred grant income – tax credit	7,627	7,236
Deferred tax liability	727	1,019
Total non-current liabilities	341,077	255,694
Current liabilities
Trade and other payables	26,853	22,686
Accruals and provisions	49,976	36,856
Claims payable	42,402	24,628
Contract liabilities	18,058	23,786
Warrant liability	1,397	20,128
Lease liabilities	4,684	4,190
Deferred grant income – tax credit	1,683	1,208
Loans and borrowings	—	185
Total current liabilities	145,053	133,667
Total liabilities	486,130	389,361
Total liabilities and equity	346,476	554,632

Table 4
Babylon Holdings Limited
Non-IFRS Financial Measures
(Unaudited)
EBITDA is defined as profit (loss) for the period, adjusted for finance costs and income, depreciation and amortization, and tax provision or benefit. Adjusted EBITDA is defined as profit (loss) for the period, adjusted for finance costs and income, depreciation and amortization, tax provision or benefit, impairment expenses, change in fair value of warrant liabilities, loss on settlement of warrants, share-based compensation, foreign exchange gain or loss, restructuring and other one-time benefit arrangements and gain or loss on sale of subsidiaries. Loss for the period is the most directly comparable IFRS measure to Adjusted EBITDA. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Total revenue for the corresponding period. Medical Loss Ratio and Medical Margin are derived from amounts presented in the Statement of Profit and Loss included in the table below.
We believe that EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin (collectively, the “Non-IFRS Measures”) are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities.
EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definitions of any of the Non-IFRS Measures may not be comparable to similar measures disclosed by other issuers, because some issuers calculate certain of the Non-IFRS Measures differently or not at all, limiting their usefulness as direct comparative measures.

The following table presents a reconciliation of specific IFRS measures to the Non-IFRS Measures used by management. These include EBITDA and Adjusted EBITDA from the most directly comparable IFRS measure, Loss for the period, and the calculations of IFRS Loss for the Period Margin, Adjusted EBITDA Margin, Medical Loss Ratio and Medical Margin, for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Loss for the period	(89,891)	(65,975)	(338,327)	(141,696)
Adjustments to calculate EBITDA:
Finance costs and income	8,617	2,049	24,678	4,264
Depreciation and amortization	7,477	8,823	28,879	22,145
Tax provision / (benefit)	280	7	488	(2,486)
EBITDA	(73,517)	(55,096)	(284,282)	(117,773)
Adjustments to calculate Adjusted EBITDA:
Impairment expense	1,400	—	54,624	—
Change in fair value of warrant liabilities	(1,143)	—	(17,509)	—
Loss on settlement of warrants	22	—	2,397	—
Share-based compensation	8,955	7,241	27,921	19,585
Exchange loss / (gain)	4,848	396	12,645	487
Restructuring and other one-time benefit arrangements	5,135	—	8,983	—
Gain on sale of subsidiary	—	—	—	(3,917)
Adjusted EBITDA	(54,300)	(47,459)	(195,221)	(101,618)

Total revenue	288,898	74,462	820,706	203,233
Value-based care revenue	267,686	55,715	758,359	122,107
Claims expense	(264,283)	(51,298)	(750,599)	(115,599)

IFRS Loss for the Period Margin	(31.1)%	(88.6)%	(41.2)%	(69.7)%
Adjusted EBITDA Margin	(18.8)%	(63.7)%	(23.8)%	(50.0)%

Medical Loss Ratio	98.7%	92.1%	99.0%	94.7%
Medical Margin	1.3%	7.9%	1.0%	5.3%
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